CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$500,000,000	$58,100

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Pricing Supplement No. 231L, dated May 21, 2015 (To Prospectus dated October 11, 2013 and Prospectus Supplement dated March 14, 2014)	Rule 424(b)(2) File No. 333-191692 CUSIP No. 46623EKF5

JPMORGAN CHASE & CO.

☒	Senior Medium-Term Notes, Series H

Due from Nine Months to Thirty Years from Date of Issue

☐	Subordinated Medium-Term Notes, Series E

Due from Nine Months to Thirty Years from Date of Issue

Principal Amount:	$500,000,000
Issue Price:	100%
Commission or Discount:	$1,750,000	(0.350%)
Proceeds to Company:	$498,250,000

Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES LLC	$495,000,000
APTO PARTNERS, LLC	2,500,000
MFR SECURITIES, INC.	2,500,000

Agents’ Capacity: if as principal	☐ As agent	☒ As principal

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.
☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Issue Date: May 28, 2015 (T+4)
Stated Maturity: December 20, 2019

Form:    ☒  Book-entry    ☐  Certificated

Currency: U.S. Dollars

☐  Fixed Rate Note:  ☐% per annum

☒ Floating Rate Note:	CD ☐	Commercial Paper Rate ☐	Reuters LIBOR01 ☒
	Treasury Rate ☐	Prime Rate ☐

Interest Payment Dates: Quarterly on the 20th of March, June, September and December, via modified following business day convention, commencing June 20, 2015

Interest Reset Dates: Quarterly on the 20th of March, June, September and December, via modified following business day convention, commencing June 20, 2015

Day Count Convention: Actual/360

Index Maturity: 3-month LIBOR, except that the Index Maturity for the initial interest period will be 1-month LIBOR

Spread (+/-): +75 basis points

Multiplier: Not Applicable

Maximum Interest Rate: Not Applicable    Minimum Interest Rate: Not Applicable

Optional Redemption: Yes  ☒    No  ☐

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 20, 2019, at a redemption price equal to 100% principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

If we elect to redeem the notes, we will provide notice by first class mail, postage prepaid, addressed to the holders of record of the notes to be redeemed. Such mailing will be at least 10 days and not more than 60 days before the date fixed for redemption. Each notice of redemption will state:

•	the redemption date;

•	the redemption price;

•	if fewer than all the outstanding notes are to be redeemed, the identification (and in the case of partial redemption, the principal amounts) of the particular notes to be redeemed;

•	CUSIP or ISIN number of the notes to be redeemed;

•	that on the redemption date the redemption price will become due and payable upon each note to be redeemed, and that interest thereon will cease to accrue on and after said date; and

•	the place or places where the notes are to be surrendered for payment of the redemption price.

Notwithstanding the foregoing, if the notes are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted or required by DTC.

In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

Other:

For purposes of this pricing supplement, a “business day” is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and London.

Validity of the Notes:

Simpson Thacher & Bartlett LLP, as counsel to the Company, has provided the following opinion to the Company: The notes offered by this pricing supplement have been duly authorized, and when issued by the Company, assuming due authentication thereof by the Trustee or The Bank of New York Mellon, as authenticating agent under the Indenture on behalf of the Trustee, and upon payment and delivery in accordance with the Master Agency Agreement, the notes offered by this pricing supplement will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed thereto in the opinion letter of such counsel dated March 14, 2014, which has been included as an exhibit to a Current Report on Form 8-K of the Company filed on March 14, 2014. The opinion is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing. The opinion also assumes that the Indenture is the valid and legally binding obligation of the Trustee and is subject to customary assumptions as set forth in such opinion letter. Such counsel does not express any opinion concerning any law other than the law of the State of New York and the Delaware General Corporation Law.